VIA FAX: (202) 772-9220

December 31, 2007

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C.

USA  20549-7010

Attention:

Karl Hiller,
Branch Chief, Division of Corporation Finance

Re:

Wealth Minerals Ltd. (the “Company”)

Form 20-F for Year Ended November 30, 2006

Filed June 18, 2007

File No. 000-29986

SEC Comment Letter dated November 26, 2007

Dear Sirs:

Thank you for your letter of November 26, 2007, and your comments concerning the Company’s 20F for the fiscal year ended November 30, 2006 (the “2006 20F”).  In the following paragraphs, we take this opportunity to respond to those comments in the order raised therein.

Financial Statements

We enclose a clean and blacklined version of the Company’s Consolidated Financial Statements for the year ended November 30, 2006 which contains proposed amendments to address certain of the items raised in your letter, as discussed below.

Consolidated Statement of Cash Flows

1.

We respond as follows:

(a)

Please refer to the Cash and Cash Equivalents accounting policy note wherein term deposits are now referred to as forming part of cash equivalents.  These items have now been combined on the balance sheet, with appropriate wording amendments on the statement of cash flows.

(b)

The Company believes its presentation of restricted cash is appropriate and is in accordance with CICA Handbook Section 3000 as all related credit card balances are fully paid each month, therefore realizing the cash balance at that time as a current asset.  The balance is also not material to the Company’s overall financial position.

(c)

Impairment of mineral properties – In 2005 the statement of operations included a residual cash expense of $9,140 relating to a property in Peru written off as of November 30, 2004, and was left in cash used in operating activities as this property does not appear in the mineral property schedule in Note 7 to the consolidated financial statements.  In 2004 the Company followed the policy of writing off all property costs as incurred, including acquisition costs of properties showing no future exploration potential.  All 2004 exploration costs related to properties showing no such potential were presented in the impairment of mineral properties line item for comparative purposes.  The 2004 expense of $504,262 included $244,000 for shares issued to acquire such a property, and as a non-cash cost, was added back to cash used in operating activities.

Note 6 - Refundable Acquisition Fee

2.

Please refer to Note 6 for the expanded disclosure requested.

Note 19 - United States Generally Accepted Accounting Principles

3.

Please refer to Note 19 for the expanded disclosure requested.

Engineering Comments

We enclose a clean and blacklined amended version of Section 4D, “Property, Plants and Equipment”, incorporating the various revisions noted below, for your review.

General

4.

We are uncertain why the filed version of the 2006 20F did not contain page numbers, and this was certainly not intentional.  We will work with our EDGAR filer to ensure that all of the Company’s EDGAR filings contain the appropriate pagination.

Property Plants and Equipment

5.

We respond as follows:

(a)

we have revised the disclosure in section 4D, “Property, Plants and Equipment” to clarify that, at the time of the filing of the 2006 20F, the Company had only three properties which it considered to be material, being the Bororo Nuevo and Diamante-Los Patos uranium properties in Argentina and the Mackenzie gold property in British Columbia.  For these material properties, we have expanded the disclosure to include reference to the applicable information stipulated in your November 26, 2006 letter;

(b)

with respect to the “non-material” properties, we have retained substantially the existing disclosure, but modified it to clarify that such properties are not considered to be material and identify the Company’s intentions with respect to such properties; and

(c)

we have also included brief general disclosure with respect to the mineral title regimes of each of Argentina and Peru – however, please note that these disclosures have been sent to Argentinean and Peruvian counsel, respectively, for review, and we have not yet received back any comments and it may therefore be necessary to revise such disclosures in line with any comments received.

6.

We have inserted location and tenure maps which we believe are appropriate.  Please note that, in certain cases, the maps included did not exist as at the time of the filing of the 2006 20F, but were prepared subsequently (and are now, as a consequence, available).

Bororo Nuevo Property

7.

We have eliminated the disclosure which references properties that could be considered as potential analogues to the Company’s property.

8.

The disclosure with respect to the results of sampling and chemical analyses has been amended in accordance with the guidelines set out in your letter of November 26, 2007.

Closing Comments

As requested, we enclose a statement from the Company with respect to the foregoing responses to your comments.

We would be pleased to provide the enclosed documentation electronically if it would facilitate your review.  If you wish us to do so, kindly advise the writer to which e-mail address the material should be sent.

We trust that the above information, together with the enclosed draft revised financial statements and section 4D, adequately responds to the comments in your November 26, 2007 letter.  Nonetheless, should you have any further questions or additional comments, or require any further information, please do not hesitate to contact our Chief Financial Officer, Michael Kinley, with respect to the matters involving the financial statements or financial disclosure, or the undersigned with respect to any other disclosure matters.

Yours truly,

WEALTH MINERALS LTD.

Per: (signed) Lawrence W. Talbot

Lawrence W. Talbot,

Vice-President & General Counsel

LWT

Encls.

Suite 1901 – 1177 West Hastings Street, Vancouver, British Columbia, Canada V6E 2K3

Tel 604.331.0096  Fax 604.408.7499

www.wealthminerals.com